BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 11, 2012

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

Mara L. Ransom, Asst. Director

Chris Chase, Staff Attorney

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:

Barrier 4, Inc. (“Registrant”)

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 4, 2012

File No.  333-181147

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 1 has been revised in accordance with the Commission’s May 31, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form S-1

General

1.

In accordance with your comment we have disclosed on Page 3 of the prospectus that we are an “emerging growth company” (“EGC”). Further to your comment, on Page 5 of the prospectus we have described how the registrant may lose its EGC status, the exemptions available and the registrant’s election under Section 107(b) of the JOBS act.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

Re:

June 11, 2012

Re: Barrier 4, Inc. ("Registrant")

June 11, 2012

Prospectus Cover Page

2.

In response to your comment we have added language to the third paragraph clarifying the registrant’s intention to have its common stock quoted on the OTCBB.

3.

In response to your comment we have revised the disclosure in paragraph 2 of the Cover Page, footnote 2 to the fee table, the Summary, Risk Factors, Determination of Offering Price, Plan of Distribution and any other section relating thereto, to conform to and be consistent with the plan of the registrant to only sell the registered shares for the price of $0.001 per share, for the duration of the of the offering (29 days), whether the shares are able to be quoted on the OTCBB during such offering period.

Table of Contents, page 4

4.

In response to your comment we have revised the Table of Contents to reflect the accurate page number of each section set forth therein.

Prospectus Summary, page 5

General Introduction, page 5

 5.

In response to your comment and in order for a clearer understanding of the funds required by the registrant we have deleted reference to “…cash zero date”.

Business Development, page 6

6.

In response to your comment we have expanded several of the various sections of the prospectus to clarify the registrant’s marketing plans and its “two-prong sales approach”.

Risk Factors, page 9

7.

In accordance with your comment we have added a risk factor on page 12 relating to mPactand the production of the product.

If we do not obtain additional financing…., page 10

8.

In response to your comment we have revised both the penultimate paragraph on page 5 and the disclosure on page 10 to be consistent.

Because of lack of capital our marketing activities will be limited. Page 10

9.

In accordance with your comment we have deleted the last sentence of this risk factor.

R

June 11, 2012

Re: Barrier 4, Inc. ("Registrant")

The industries in which we operate are heavily regulated and we may be unable to compete effectively, page 13

10.

 In accordance with your comment we have revised the disclosure to clarify the risks to    the registrant verses the risks to mPact.

Our controlling security holder may take actions that conflict with your interests, page 13

11.

In accordance with your comment we have expanded the disclosure relating to Mrs. Scarpello’s 55% ownership of the registrant.

Use of Proceeds, page 16

      12.    In accordance with your comment we have revised this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

      13.  In accordance with your comment we have revised this paragraph to include the expected date of the registrant’s website being functional.

General Overview. page 21

Product Function, page 21

       14.

In accordance with your comment we have revised disclosure on page 22 and on other pages to make the disclosure consistent with the Supply Agreement.

Description of Business, page 27

       15.   In accordance with your comment we have revised disclosure to clarify marketing plans with sports teams and “secondary indoor market”.

Description of Products, page 29

16.

In response to your comment we hereby confirm that mPact has reviewed and is satisfied with the accuracy of the disclosure set forth in the prospectus relating to its products.

Competition, page 31

      17.    In accordance with your comment we have revised our disclosure to include mPact as a competitor.

Undertakings, page 42

18.

In accordance with your comment we have provided the undertakings set forth at 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit 5.1 Legal Opinion

19.

In accordance with your comment we have include a signed copy of the legal Opinion as Exhibit 5.1 to the registration statement filed herewith.

Exhibit 10.3 Private Label and Manufacturing and Supply Agreement

25.

In accordance with your comment we have included an updated agreement as Exhibit 10.3(a) to the registration statement filed herewith, evidencing the signature of mPact.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing and a request for acceleration.

We believe that we have responded to all of your comments fairly and reasonably.  Therefore, we respectively concur with the Registrant’s request that Amendment No. 1 to the Registration Statement be declared effective at 12:00 p.m., Washington, D.C. time, on Tuesday, June 26, 2012 or as soon thereafter as practical.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mrs. Scarpello, President & CEO